Exhibit 12.6

Central Illinois Light Company

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Nine Months Ended September 30, 2009	Year Ended December 31, 2008
Net income from continuing operations	$100,978	$69,638
Add- Taxes based on income	54,592	38,673

Net income before income taxes	155,570	108,311
Add- fixed charges:
Interest on short-term and long-term debt (1)	27,300	19,724
Estimated interest cost within rental expense	687	429
Amortization of net debt premium, discount, and expenses	1,042	1,112

Total fixed charges	29,029	21,265

Earnings available for fixed charges	184,599	129,576

Ratio of earnings to fixed charges	6.35	6.09

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	654	1,354
Adjustment to pretax basis	353	752

	1,007	2,106

Combined fixed charges and preferred stock dividend requirements	$30,036	$23,371

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	6.14	5.54

(1)	Includes FIN 48 interest expense